SIMPLE SWITCH
FINANCIAL STATEMENTS

For the fiscal year ended December 31, 2021 and 2020

Unaudited

Simple Switch
Balance Sheets

	As of December 31,	
	2021	2020
ASSETS		
Current Assets		
Cash and cash equivalents	$ 10,388.66	$ 30,969.87
Prepaid Expenses	0.00	511.50
Total Current Assets	10,388.66	31,481.37
TOTAL ASSETS	**10,388.66**	**31,481.37**
LIABILITIES AND SHAREHOLDERS EQUITY		
Current Liabilities		
Accrued Crowd Funding Expenses	6,540.00	6,540.00
Total Current Liabilities	6,540.00	6,540.00
Total Liabilities	**6,540.00**	**6,540.00**
Shareholders Equity		
Additional Paid In Capital	6,654.06	15,654.06
Distributions	-43.51	
Retained Earnings	9,287.31	5,928.09
Net Income	-12,049.20	3,359.22
Total Equity	**$ 3,848.66**	**$ 24,941.37**
TOTAL LIABILITIES AND SHAREHOLDERS EQUITY	**$ 10,388.66**	**$ 31,481.37**

Simple Switch
Statement of Operations

	2021	2020
Operating Income		
Sales	26,541.32	31,756.82
Cost of Goods Sold	19,779.15	26,996.31
Gross Profit	**$ 6,762.17**	**$ 4,760.51**
Operating Expenses		
Advertising & Marketing	10,083.29	6,579.27
Application Fees		45.00
Bank Charges & Fees	258.48	51.95
Charitable Contributions		112.24
Dues and Subscriptions	6,121.54	2,717.46
Freelancers		330.00
Interest Paid		184.40
Legal & Professional Services	2,491.23	1,239.65
Office Supplies & Software	574.00	430.00
Other Business Expenses		7.00
Postage	314.86	126.30
Uncategorized Expense	78.00	
Total Operating Expenses	**$ 19,921.40**	**$ 11,823.27**
Net Operating Income	**-$ 13,159.23**	**-$ 7,062.76**
Other Income		
Donation Income	1,085.00	128.66
Indiegogo - crowd funding		12,198.00
Interest Income	25.03	30.26
Total Other Income	**$ 1,110.03**	**$ 12,356.92**
Other Expenses		
Crowd funding perks		500.00
Indiegogo platform fee		1,434.94
Total Other Expenses	**$ 0.00**	**$ 1,934.94**
Net Other Income	**$ 1,110.03**	**$ 10,421.98**
Net Income	**-$ 12,049.20**	**$ 3,359.22**

Simple Switch
Consolidated Statement of Equity

	Common Stock		Preferred Stock		Additional	Retained Earnings	
	Shares	Amount	Shares	Amount	Paid-in Capital	(Accumulated Deficit)	Total
Beginning Balance, December 31, 2020	-	-	-	-	$ -	$ 9,287.31	$ 9,287.31
Contributions	-	-	-	-	$ 6,610.55	$ -	$ 6,610.55
Other comprehensive gain/loss	-	-	-	-	$ -	$ -	$ -
Net Income	-	-	-	-	$ -	$ (12,049.20)	$ (12,049.20)
Ending Balance, December 31, 2021	**-**	**-**	**-**	**-**	**$ 6,610.55**	**$ (2,761.89)**	**$ 3,848.66**

Simple Switch
Statement of Cash Flows

	2021	2020
Cash Flows From Operating Activities		
Net Income (Loss) For the Period	(12,049.20)	3,359.22
Change in Prepaid Expenses	511.50	20,957.58
Changes in Payables	-	6,540.00
Net cash Flows From Operating Activities	**(11,537.70)**	**30,856.80**
Cash Flows From Financing Activities		
Owner's Investment	(9,000.00)	(7,000.00)
Owner's Pay & Personal Expenses	(43.51)	
Net Cash Flows From Financing Activities	**(9,043.51)**	**(7,000.00)**
Cash at Beginning of Period	30,969.87	7,113.07
Net Increase (Decrease) In Cash	(20,581.21)	23,856.80
Cash at end of period	**10,388.66**	**30,969.87**

Simple Switch
Notes To The Financial Statements

1 ORGANIZATION AND PURPOSE

Simple Switch LLC ("The Company"), is a limited liability company organized under the laws of the State of Colorado. The Company operates an online sale company focusing on selling sustainable goods. The Company derives revenue from online sales.

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

a) Basis of Accounting

The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

b) Fiscal Year

The Company operates on a 52-week fiscal year ending on December 31.

c) Cash Equivalents

Cash and cash equivalents include cash and short-term highly liquid investments with an original maturity of three months or less held in domestic financial institutions. For the fiscal years ended December 31, 2021 and December 31, 2020, the Company's cash positions include its operating bank account.

d) Legal & Professional Fees

Legal & professional fees consist of accounting services provided for the Company financial statements

e) Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

3 Subsequent Event

The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events.